SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

NewStar Financial, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

65251F105
(CUSIP Number)

Amy M. Soeda Corsair Capital LLC 717 Fifth Avenue, 24th Floor New York, NY 10022 Tel: (212) 224-9425
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65251F105	13D	Page 2 of 9

1	NAME OF REPORTING PERSON Corsair Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY		☐
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 – See Item 5
	8	SHARED VOTING POWER 9,704,972(2) – See Item 5
	9	SOLE DISPOSITIVE POWER 0 – See Item 5
	10	SHARED DISPOSITIVE POWER 9,704,972(2) – See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,704,972(2) – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.85%(2)(3) – See Item 5
14	TYPE OF REPORTING PERSON IA

2 This amount includes 200,174 shares of the Issuer’s common stock which may be acquired by J.P. Morgan Corsair II Capital Partners, L.P. (“Corsair II”) by exercise at any time at the option of Corsair II of one warrant, and 189,961 shares of the Issuer’s common stock purchased by Corsair III Financial Services Offshore 892 Partners, L.P. in the event which requires the filing of this statement.

3 This percentage is calculated based on 48,881,613 shares of the Issuer’s common stock, which includes (i) 43,429,519 shares of the Issuer’s common stock outstanding as of December 7, 2007 as reported in the Issuer’s proxy statement on Schedule 14A dated as of December 13, 2007, (ii) 5,251,920 shares of the Issuer’s common stock sold by the Issuer in the event which requires the filing of Amendment No. 1 to this statement and (iii) 200,174 shares of the Issuer’s common stock which may be acquired by Corsair II by exercise at any time at the option of Corsair II of one warrant.

CUSIP No. 65251F105	13D	Page 3 of 9

1	NAME OF REPORTING PERSON Corsair III Financial Services Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY		☐
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 – See Item 5
	8	SHARED VOTING POWER 3,810,039 – See Item 5
	9	SOLE DISPOSITIVE POWER 0 – See Item 5
	10	SHARED DISPOSITIVE POWER 3,810,039 – See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,810,039 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%(4) – See Item 5
14	TYPE OF REPORTING PERSON PN

4 This percentage is calculated based on 48,681,439 shares of the Issuer’s common stock, which includes (i) 43,429,519 shares of the Issuer’s common stock outstanding as of December 7, 2007 as reported in the Issuer’s proxy statement on Schedule 14A dated as of December 13, 2007 and (ii) 5,251,920 shares of the Issuer’s common stock sold by the Issuer in the event which requires the filing of Amendment No. 1 to this statement.

CUSIP No. 65251F105	13D	Page 4 of 9

1	NAME OF REPORTING PERSON J.P. Morgan Corsair II Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY		☐
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 – See Item 5
	8	SHARED VOTING POWER 5,704,972(5) – See Item 5
	9	SOLE DISPOSITIVE POWER 0 – See Item 5
	10	SHARED DISPOSITIVE POWER 5,704,972(5) – See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,704,972(5) – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.67%(6) – See Item 5
14	TYPE OF REPORTING PERSON PN

5 This amount includes 200,174 shares of the Issuer’s common stock which may be acquired by Corsair II by exercise at any time at the option of Corsair II of one warrant.

6 This percentage is calculated based on 48,881,613 shares of the Issuer’s common stock, which includes (i) 43,429,519 shares of the Issuer’s common stock outstanding as of December 7, 2007 as reported in the Issuer’s proxy statement on Schedule 14A dated as of December 13, 2007, (ii) 5,251,920 shares of the Issuer’s common stock sold by the Issuer in the event which requires the filing of Amendment No. 1 to this statement and (iii) 200,174 shares of the Issuer’s common stock which may be acquired by Corsair II by exercise at any time at the option of Corsair II of one warrant.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 amends the Report on Schedule 13D, originally filed on December 7, 2007 (the “Schedule 13D”).  Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.  Capitalized terms used without definitions in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

Corsair II and its related entities obtained the funds used to purchase Series A Preferred Stock and a warrant to purchase Series A Preferred Stock (which, upon the Company’s initial public offering (the “IPO”), were respectively automatically converted into the 5,504,798 shares of Common Stock that Corsair II beneficially owns and a warrant to purchase 200,174 shares of Common Stock, as described in Item 4 below), by making capital calls to their respective Limited Partners. The aggregate purchase price of the Series A Preferred Stock and warrant was $60,000,000.

The shares of Common Stock beneficially owned by Corsair III and Corsair III Offshore that were obtained in the First Closing, as defined in Item 4 below, were purchased by Corsair III and Corsair III Offshore with capital obtained by Corsair III and Corsair III Offshore from capital calls to their respective Limited Partners.  The aggregate purchase price of those shares of Common Stock was $22,092,380 and $1,101,480, respectively, for the purchases made by Corsair III and Corsair III Offshore.

The shares of Common Stock beneficially owned by Corsair III and Corsair III Offshore that were obtained in the Second Closing, as defined in Item 4 below,  were purchased by Corsair III and Corsair III Offshore with capital obtained by Corsair III and Corsair III Offshore from capital calls to their respective Limited Partners.  The aggregate purchase price of those shares of Common Stock was $16,008,010 and $798,130, respectively, for the purchases made by Corsair III and Corsair III Offshore.

Item 4.  Purpose of Transaction.

In connection with the Company’s formation, on June 17, 2004, Corsair II and its related entities entered into a subscription agreement with the Company under which Corsair II and its related entities (i) agreed to purchase 6,000,000 shares of Series A Preferred Stock for $10 per share prior to the earlier of the IPO or three years from the date of the agreement, on the dates and at the amounts instructed by the Company’s board of directors from time to time, and (ii) received a warrant to acquire 218,182 shares of Series A Preferred Stock (the “Preferred Stock Warrant”) for $10 per share. Corsair II and its related entities purchased 6,000,000 shares of Series A Preferred Stock prior to the IPO. Concurrent with the IPO, the Series A Preferred Stock held by Corsair II was automatically converted into 5,504,798 shares of Common Stock, and the Preferred Stock Warrant was automatically converted into a warrant to acquire 200,174 shares of Common Stock at an adjusted strike price of $10.90.

On November 12, 2007, the Company entered into a definitive agreement with Corsair III, Corsair III Offshore and certain other investors for the private placement of 12.5 million shares of Common Stock at a price per share of $10.00 (the “Private Placement”).  The Private Placement is structured in two tranches.  The closing of the first tranche (the “First Closing”), in which the Company sold 7,248,080 shares of Common stock, is the event which required filing of this statement.  The second tranche (the “Second Closing”), in which the Company sold 5,251,920 shares of Common Stock, is the event which requires filing of Amendment No. 1 to this statement.  The Second Closing was subject to approval by the Shareholders, and the Shareholders approved the Second Closing at a special meeting of the Shareholders on January 15, 2008.

Two directors of the Company are affiliated with Corsair II, Corsair III and Corsair III Offshore: T. Kimball Brooker and Richard E. Thornburgh, who are officers of the entity delegated investment authority for the

Corsair II portfolio and are also officers of Corsair Capital LLC.  Messrs. Brooker and Thornburgh therefore have an interest in the outcome of the Shareholders’ vote on the Second Closing.

In connection with the Private Placement, the following transactions were entered into:

(a)  On November 12, 2007, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Corsair III, Corsair III Offshore, Union Square Partners, L.P., Swiss Reinsurance Company, OZ Master Fund, Ltd., GPC LV II LLC, Fleet Maritime, Inc., OZ Global Special Investments Master Fund, L.P., SAB Capital Partners, L.P., SAB Capital Partners II, L.P., and SAB Overseas Master Fund, L.P. (collectively, the “Investors”), pursuant to which the Company agreed to issue and sell to such Investors, and such Investors (severally and not jointly) agreed to purchase from the Company, on and subject to the terms and conditions set forth therein, shares of Common Stock at a purchase price of $10.00 per share, such purchases to occur in two separate transactions.  Under the Purchase Agreement, Corsair III and Corsair III Offshore agreed to purchase, and did purchase, 2,209,238 and 110,148 shares, respectively, of Common Stock from the Company at the First Closing, and agreed to purchase, and did purchase, 1,600,801 and 79,813 shares, respectively, of Common Stock from the Company at the Second Closing.  Under the Purchase Agreement, the Company shall use the net proceeds from the sale of the shares of Common Stock in the Private Placement for working capital purposes and shall not use such proceeds for the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), or to redeem any Common Stock or other securities or to settle any outstanding litigation. A copy of the Purchase Agreement is set forth as Exhibit 2 to the initial filing of this statement, filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2007.

(b)  On November 12, 2007, the Company entered into a Registration Rights Agreement with the Investors.  A copy of this Registration Rights Agreement is set forth as Exhibit 3 to the initial filing of this statement, filed with the SEC on December 7, 2007.

(c)  On November 12, 2007, the Company entered into separate Voting Agreements with Corsair II and certain other existing shareholders, pursuant to which such shareholders agreed not to transfer the shares of Common Stock beneficially owned by them (the “Subject Shares”) until the earlier of completion of the Private Placement or termination of the Purchase Agreement, and agreed to vote the Subject Shares in favor of the Private Placement and against any proposal in opposition to the Private Placement.  A copy of the Voting Agreement between Corsair II and the Company is set forth as Exhibit 4 to the initial filing of this statement, filed with the SEC on December 7, 2007.

(d) On January 15, 2008, at a duly convened special meeting of the Shareholders, the Company’s proposal to issue the Second Closing shares of Common Stock received the affirmative vote of a majority of the total Shareholder votes cast, as required by the applicable Nasdaq Marketplace Rules.

The descriptions herein of the various agreements and other documents referred to above are qualified in their entirety by reference to the full text of such agreements and documents, which are incorporated herein by reference.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  However, each Reporting Person reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, each Reporting Person reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (v) encourage (including, without limitation, through their designees on the Company’s board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries  (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changing the present board of directors of the Company, including changing the number or term of board members or filling existing vacancies on the board, (C) changes to the Company’s capitalization or dividend policy, (D) changing the Company’s charter, bylaws, or similar organizational instruments or taking other actions which may impede the acquisition of control of the Company by any person, (E) causing a class of the Company’s securities to be delisted from a national securities exchange or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Exchange Act or (F) other changes to the Company’s business or structure. In addition, the directors of the Company who are affiliated with Corsair II, Corsair III and Corsair III Offshore may remain in office or may resign or be removed from office in accordance with the provisions of the Company’s organizational documents.

Item 5.  Interest in Securities of the Issuer.

(a) - (b) For the purposes of Rule 13d-3 promulgated under the Exchange Act:

(i)
Corsair II beneficially owns, and has shared power to vote or dispose of, 5,704,972 shares of Common Stock (an amount which includes 200,174 shares of Common Stock which may be acquired by Corsair II by exercise at any time at the option of Corsair II of one warrant), or approximately 11.67% of the shares of Common Stock;

(ii)	Corsair III beneficially owns, and has shared power to vote or dispose of, 3,810,039 shares of Common Stock, or approximately 7.83% of the shares of Common Stock;
(iii)	Corsair III Offshore beneficially owns, and has shared power to vote or dispose of, 189,961 shares of Common Stock, or approximately 0.39% of the shares of Common Stock;
(iv)
Corsair Capital LLC may be deemed to beneficially own, and to share power to vote or dispose of, the 9,704,972 shares of Common Stock owned by Corsair II, Corsair III and Corsair III Offshore, or approximately 19.85% of the shares of Common Stock;

(v)
Corsair II, L.P., Corsair II, L.L.C. and Corsair PTJB, LLC may be deemed to beneficially own, and to share power to vote or dispose of, the 5,704,972 shares of Common Stock owned by Corsair II (an amount which includes 200,174 shares of Common Stock which may be acquired by Corsair II by exercise at any time at the option of Corsair II of one warrant), or approximately 11.67% of the shares of Common Stock; and

(vi)
Corsair III Management, L.P. may be deemed to beneficially own, and to share power to vote or dispose of, the 4,000,000 shares of Common Stock owned by Corsair III and Corsair III Offshore, or approximately 8.22% of the shares of Common Stock;

although each of Corsair Capital LLC, Corsair II, L.P., Corsair II L.L.C., Corsair PTJB, LLC and Corsair III Management L.P., respectively, disclaims beneficial ownership of such securities.

The percentage ownership amounts presented in this Item 5(a)(i), (iv) and (v) are calculated based on 48,881,613 shares of Common Stock, which include (x) 43,429,519 shares of Common Stock outstanding as of December 7, 2007 as reported in the Company’s proxy statement on Schedule 14A dated as of December 13, 2007, (y) 5,251,920 shares of Common Stock sold by the Company in the event which requires the filing of Amendment No. 1 to this statement and (z) 200,174 shares of Common Stock which may be acquired by Corsair II by exercise at any time at the option of Corsair II of one warrant.

The percentage ownership amounts presented in this Item 5(a)(ii), (iii) and (vi) are calculated based on  48,681,439 shares of Common Stock, which include (x) 43,429,519 shares of Common Stock outstanding as of December 7, 2007 as reported in the Company’s proxy statement on Schedule 14A dated as of December 13, 2007 and (y) 5,251,920 shares of Common Stock sold by the Company in the event which requires the filing of Amendment No. 1 to this statement.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

(c) Other than the securities purchases described in Item 4, above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as described herein, the Reporting Persons are not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:  Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date:  January 18, 2007

CORSAIR CAPITAL LLC

By:	/s/ Amy M. Soeda
	Name:	Amy M. Soeda
	Title:	Chief Financial Officer

CORSAIR III FINANCIAL SERVICES CAPITAL PARTNERS, L.P.

By:	Corsair III Management, L.P., as General Partner
By:	Corsair Capital LLC, as General Partner

By:	/s/ Amy M. Soeda
	Name:	Amy M. Soeda
	Title:	Chief Financial Officer

J.P. MORGAN CORSAIR II CAPITAL PARTNERS, L.P.

By:	Corsair II, L.P., as General Partner
By:	Corsair II, L.L.C., as General Partner

By:	/s/ Amy M. Soeda
	Name:	Amy M. Soeda
	Title:	Chief Financial Officer

SCHEDULE A

OFFICERS AND MEMBERS
OF
CORSAIR CAPITAL LLC

The names of the members and the names and titles of the officers of Corsair Capital LLC are set forth below.  The business address of each of the persons listed below is c/o Corsair Capital LLC, 717 Fifth Avenue, 24th Floor, New York, NY 10022.  Unless otherwise indicated, each title set forth opposite an individual’s name refers to his title at Corsair Capital LLC and each individual is a United States citizen.

Name	Title

Maximillian Management LLC	Member

Asgard, LLC	Member

AKC Corsair LLC	Member

Nicholas B. Paumgarten	Chairman

Richard E. Thornburgh	Vice Chairman, Member

D.T. Ignacio Jayanti[1]	President

T. Kimball Brooker Jr.	Chief Investment Officer

Amy M. Soeda	Chief Financial Officer

1Mr. Jayanti is a United Kingdom citizen and not a United States citizen.

SCHEDULE B

OFFICERS AND MANAGING MEMBER
OF
CORSAIR II, L.L.C.

The names of the managing member and the names and titles of the officers of Corsair II, L.L.C. are set forth below.  The business address of each of the persons listed below is c/o Corsair Capital LLC, 717 5th Avenue, 24th Floor, New York, NY 10022.  Unless otherwise indicated, each title set forth opposite an individual’s name refers to his title at Corsair II, L.L.C. and each individual is a United States citizen.

Name	Title

Corsair PTJB, LLC	Managing Member

Nicholas B. Paumgarten	Chairman

Richard E. Thornburgh	Vice Chairman

D.T. Ignacio Jayanti[1]	President

T. Kimball Brooker Jr.	Chief Investment Officer

Amy M. Soeda	Chief Financial Officer

1Mr. Jayanti is a United Kingdom citizen and not a United States citizen.